Exhibit 99.1

Harry Winston Diamond Corporation Issues Updated Life-of-Mine Plan for the Diavik Diamond Mine

TORONTO, Aug. 20, 2012 /CNW/ - Harry Winston Diamond Corporation (TSX:HW) (NYSE:HWD) (the "Company") is pleased to release an updated life-of-mine plan for the Diavik Diamond Mine, including current estimates for anticipated annual production by pipe, with associated operating costs, and capital costs through 2023. The life-of-mine plan includes a detailed cash flow model based on the Company's estimates of future rough diamond revenue. Unless otherwise specified, all financial information is presented in Canadian dollars, on a 100% basis, and references to years are to calendar years.

The further development of the underground mine has given the joint venture partners an increased understanding of future production levels, the best mining methodology, and better clarity on cost structures. This updated mine plan assumes, among other things, the development of the A-21 diamond pipe, which is subject to a step-wise approval process by the joint venture partners. The first step of a detailed preliminary assessment and advanced engineering has been completed. The next step, being final feasibility and completion of engineering has been approved for a budget of $5.8 million in the current calendar year. This will be followed by the crushing and screening of the required rock products for berm construction using existing infrastructure at a cost of approximately $46 million with approval by the joint venture partners to be sought at the end of this year. The final approval would be for berm and cut-off wall construction as well as pit development and pre-stripping to deliver ore in 2017. The total A-21 budget is approximately $500 million not including the feasibility phase of $5.8 million.

Using a real discount rate of 7% and real diamond price escalation of 2% per annum, the Company's assessment of this updated life-of-mine plan gives an estimated net present value ("NPV") of approximately $2.6 billion for 100% of the Diavik Diamond Mine (including all reserves and resources), or approximately $2.1 billion for 100% of the Diavik Diamond Mine, based only on proven and probable reserves. The Company owns a 40% interest in the Diavik Diamond Mine, which equates to an estimated NPV for its interest of approximately $1.0 billion including all reserves and resources and approximately $0.8 billion, based only on proven and probable reserves. The inferred resources included in the above estimate are principally from the A-154 North kimberlite pipe. The Company believes that the A-154 North resources are likely to be promoted to reserves when the current drilling programme is completed later in 2012. The resources from the A-21 pipe that are included in the mine plan are currently categorized as measured. The Company believes these A-21 resources would be promoted to reserve status with the completion of the development approval process. No decision has yet been made to develop the A-21 pipe, and there can be no assurance that inferred resources from A-154 North will be promoted to reserves. Inferred mineral resources are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that preliminary estimated values from the inferred resources will be achieved. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Information included herein that is not current or historical factual information, including information about estimated mine life, plans to mine the A-21 pipe and other plans regarding mining activities at the Diavik Diamond Mine, estimated reserves and resources at, and production from, the Diavik Diamond Mine, projected capital and operating costs, future diamond prices, and the estimated value of the Diavik Diamond Mine, may constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, mining methods, currency exchange rates, required operating and capital costs, labour and fuel costs, world and US economic conditions, future diamond prices, and the level of worldwide diamond production. Actual results may vary from the forward-looking information.  While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, risks that the operator for the Diavik Diamond Mine may decide not to proceed with mining the A-21 pipe or may otherwise change the mine plan, risks associated with the location of and harsh climate at the Diavik Diamond Mine site, fluctuations in diamond prices and changes in US and world economic conditions, risks relating to the price of fuel and the availability and cost of labour for the Diavik Diamond Mine, the risk of fluctuations in the Canadian/US dollar exchange rate, as well as risks associated with regulatory requirements. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Shanghai, Hong Kong, Singapore, Tokyo and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

2012 Life-of-Mine Plan for Diavik Diamond Mine

INTRODUCTION

Harry Winston Diamond Corporation (the "Company") is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. The Company supplies rough diamonds to the global market from its 40% ownership interest in the Diavik Diamond Mine, located approximately 300 km northeast of Yellowknife in the Canada's Northwest Territories. The mine is an unincorporated joint arrangement (the "Diavik Joint Venture") between Diavik Diamond Mines Inc. ("DDMI") (60%) and Harry Winston Diamond Limited Partnership ("HWDLP") (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc ("Rio Tinto") of London, England.

The Diavik Diamond Mine has been in production since 2003. To December 31, 2011, the Diavik Diamond Mine has produced approximately 69 million carats of diamonds from the processing of approximately 18 million tonnes of kimberlite. This updated life-of-mine plan uses information prepared by both DDMI and the Company: all reserve and resource information, ore mining schedules, capital costs, operating costs, and reclamation costs, have been provided to the Company by DDMI;  all revenues, marketing costs and tax costs are based on the Company's own estimates.

The reserve and resource information set out in this updated life-of-mine plan was prepared by or under the supervision of Calvin G. Yip, P. Eng., an employee of DDMI and a Qualified Person within the meaning of National Instrument 43-101.  All other scientific and technical information set out in this updated life-of-mine plan was prepared by or under the supervision of Mats Heimersson, P. Eng., an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101.

Unless otherwise specified, all financial information is presented in Canadian dollars, on a 100% basis, and references to years are to calendar years.

CAPITAL AND OPERATING COST ESTIMATES

The initial capital to build the Diavik Diamond Mine was spent between late 1999 and early 2003.  Construction was completed under budget and ahead of schedule.

From 2004 to the end of 2011, capital expenditures were for sustaining the operation and for carrying out planned mine developments.  Sustaining capital included scheduled processed kimberlite containment ("PKC") dam raises, improvements to the processing plant, planned additions to the mine equipment fleet, rotating replacements of light vehicles, geology drilling, purchase of critical spares, and general improvements across the operations.  Mine development capital included the A-418 dike, A-154 & A-418 underground decline, the A-21 decline, underground test mining and bulk sampling of kimberlite, a number of studies leading up to the present mine development plan, and some pre-works construction for the new developments and underground construction.

Table 1 shows currently estimated sustaining and mine development capital from 2012 onward.  The costs shown include estimated contingencies where applicable, but do not include any escalation or risk contingency amounts for unforeseen events. In addition to ongoing equipment replacements and general operational upgrades, sustaining capital will include certain categories of ongoing underground excavation to maintain mining advances to increasing depths.

Table 1 also shows currently estimated operating costs based on DDMI's operating experience, adjusted to present-day dollar terms.  Given the remote location of the Diavik Diamond Mine, a large portion of the operating expenditure is relatively fixed, with the major cost items being human resources and fuel (for both power and equipment).

Table 1 includes costs associated with the development of the A-21 pipe. The total current estimated capital cost of developing the A-21 pipe is $514 million, which includes the construction of access roads, the building of a dike, dewatering and pre stripping to prepare the pit for production and contingency.

Not shown in Table 1 are marketing costs, private royalties and estimated reclamation costs. These are included separately in the economic analyses set out below. The reclamation costs are based on a DDMI closure cost model that is considered to be equal to or better than others used in the industry.

Table 1 Capital and Operating Costs - Diavik Diamond Mine (100% Basis)

	CAPITAL COSTS			OPERATING COSTS
	Developing	Sustaining	Total	Direct and Indirect
	$Millions	$Millions	$Millions	$Millions
2012	50	145	195	433
2013	60	41	101	430
2014	148	35	183	423
2015	154	29	183	422
2016	131	20	150	417
2017	42	33	75	484
2018	-	13	13	474
2019	-	16	16	457
2020	-	17	17	435
2021	-	17	17	434
2022	-	5	5	347
2023	-	-	-	333
Totals	584	371	955	5,089

Note: Total may not add up due to rounding.

RESERVES AND RESOURCES

The current ore reserves of the Diavik Diamond Mine have been updated at December 31, 2011. On a tonnage basis, there has been an increase from the December 31, 2010 ore reserves of 17% (22% on a carat basis) and a decrease due to mining and adjustments during 2011 of 12% (11% on a carat basis) resulting in a net gain of 5% during 2011 (11% on a carat basis).

The A-418 kimberlite pipe total reserve increased by 3.1 million tonnes following last year's deep drilling campaign. Of this, 0.7 million tonnes which was previously in the resource category has been promoted to reserve status. The additional increase of 2.4 million tonnes of reserve came from new areas of the pipe. The processing of samples from the deep drilling on A-154 North kimberlite pipe is planned for 2012, with the results expected to be incorporated into the December 31, 2012 reserve and resource report.

Table 2 below summarizes the mineral reserves and mineral resources at the Diavik Diamond Mine as at the end of December 31, 2011 expressed in millions of tonnes, carats per tonne, and millions of carats. The mineral reserves set out below account for all depletions due to production and sampling to the end of December 31, 2011, and the increase in the reserves of A-418 described above. During 2011 there have been almost no changes in the ore reserves in A-154 South and A-154 North except for depletion due to mining.

The A-21 pipe is not included in the ore reserves but is instead entirely a resource. The current plans are to mine the A-21 pipe with the open pit methods used for the other pipes (assuming a favourable production decision on A-21).  In addition to the reserves, 2.2 million tonnes of inferred resources from A-154 North are also included in the current mine plan, as it is believed that these are likely to be promoted to reserves when the current drilling programme is completed later in 2012.

Table 2 Mineral Reserves at Diavik Diamond Mine - December 31, 2011
	PROVEN RESERVES			PROBABLE RESERVES			PROVEN and PROBABLE
	M t	ct/t	M ct	M t	ct/t	M ct	M t	ct/t	M ct
A-154S
Open Pit Underground Total A-154S	-- 1.6 1.6	-- 4.0 4.0	-- 6.3 6.3	-- 1.4 1.4	-- 3.4 3.4	-- 4.7 4.7	-- 2.9 2.9	-- 3.7 3.7	-- 10.9 10.9
A-154N
Open Pit Underground Total A-154N	-- 3.1 3.1	-- 2.3 2.3	-- 7.1 7.1	-- 4.9 4.9	-- 2.2 2.2	-- 10.7 10.7	-- 8.0 8.0	-- 2.2 2.2	-- 17.8 17.8
A-418
Open Pit Underground Total A-418	0.7 -- 0.7	4.0 -- 4.0	2.8 -- 2.8	0.6 6.7 7.3	3.8 3.8 3.8	2.3 25.1 27.4	1.3 6.7 8.0	3.9 3.8 3.8	5.0 25.1 30.2
TOTAL
Open Pit Underground Total Reserves	0.7 4.7 5.4	4.0 2.8 3.0	2.8 13.3 16.1	0.6 12.9 13.5	3.8 3.1 3.2	2.3 40.5 42.8	1.3 17.6 18.9	3.9 3.1 3.1	5.0 53.8 58.9
Note: Totals may not add up due to rounding.

The mineral resources have reasonable potential to be mined but do not have mining losses and/or dilution applied at this time, and as such they represent in situ values. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Resources at Diavik Diamond Mine - December 31, 2011
	MEASURED			INDICATED			INFERRED
	M t	ct/t	M ct	M t	ct/t	M ct	M t	ct/t	M ct
A-154S	--	--	--	--	--	--	0.04	3.5	0.1
A-154N	--	--	--	--	--	--	2.2	2.4	5.3
A-418	--	--	--	--	--	--	0.3	2.7	0.8
A-21	3.6	2.8	10.0	0.4	2.6	1.0	0.8	3.0	2.3
TOTALS	3.6	2.8	10.0	0.4	2.6	1.0	3.3	2.6	8.5
	Note: Totals may not add up due to rounding.

ECONOMIC ANALYSIS

Tables 4 and 5 show cash flow models depicting the mine economics on a 100% basis based on information prepared by management of DDMI and the Company. Table 4 represents a cash flow model as representative of the currently expected life-of-mine plan.   This model includes proven and probable reserves as well as some indicated, measured, and inferred mineral resources.  The inferred resources included in this model are principally from A-154 North. The Company believes that the A-154 North resources are likely to be promoted to reserves when the current drilling program is completed later in 2012. Resources from the A-21 pipe that are included in the mine plan are categorized as measured. The Company believes that the A-21 resource would be promoted to reserve status with the completion of the development approval process. No decision has yet been made to develop the A-21 pipe, and there can be no assurance that inferred resources from A-154 North will be promoted to reserves. Inferred mineral resources are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Table 5 represents a cash flow model based only on proven and probable reserves, and is presented solely to indicate the economic viability of the operation and it is not a forecast of expected future cash flows.

The production forecasts in Tables 4 and 5 are derived from DDMI's estimates, based on the current reserve and resources as of December 31, 2011. The capital, reclamation and operating costs that are shown in Table 1 are also based on DDMI's estimates with the Company having applied its own economic factors, such as exchange rates.  Included in the mine's carat production are diamonds that are recovered from reprocessed plant rejects ("RPR") and an improved recovery process for small diamonds. These RPR and small diamonds recoveries are not included in the Company's reserves and resource statement and are therefore incremental to production.

The Company sorts its rough diamonds in Toronto, Canada and Mumbai, India and then distributes the resulting sales parcels to its Belgium and Indian subsidiaries for sale. For simplicity the models assume that all diamonds are sold in the year of production. Based on the Company's current approximate annual cost for this marketing process of $12 million, the models assume a cost of $30 million per annum for marketing 100% of the production.

The model is shown on an annualised basis starting in calendar 2012 and it does not include rough diamond stocks at the mine at the opening of the year.  In addition, the model does not take into account any rough diamond inventory available for sale that the Company held at the end of its January 31, 2012 financial year.

Using the prices from the Company's December 2011 rough diamond sale and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate rough diamond price per carat for each of the Diavik ore types, shown in Table 3. The quality of the diamonds in the A-21 pipe is estimated by the Company to be similar to those from A-154 South, which were priced at an average of US $165 per carat as at December 2011, and consequently the Company has used this price in modeling the A-21 estimated production. For the purposes of this model it has been assumed that there is a 2% per annum real price growth during the life of the mine excluding the current year in which pricing is assumed to be flat.

Table 3  Average price per carat (in US dollars)

Ore type	Average price per carat (in US dollars)
A-154 South	$165
A-154 North	$215
A-418 (Mix)	$115
A-21	$165
RPR	$55

For this exercise it is assumed that Canadian mining taxation principles can be applied to the Diavik Diamond Mine as a stand-alone entity. This is not actually the case because each of the Diavik Joint Venture participants is responsible for its own taxes. As a simplifying assumption for the taxation impacts on capital, since the Diavik Diamond Mine is in production, the capital is considered to qualify for capital cost allowance (rather than Canadian exploration expense) involving deductions made on a rolling capital pool with certain capital categories eligible for accelerated deductions. The calculation of Northwest Territories mining royalties is based on a graduated scale of charges based on revenues. The tax amounts in the analysis are based on general modeling, and are not intended to reflect the tax position of DDMI, HWDLP or the Company.

HWDLP is subject to taxes in various jurisdictions as a result of being a participant in the Diavik Joint Venture that operates the Diavik Diamond Mine. These include income and property taxes, government royalties in the Northwest Territories and Canadian federal income taxes. Taxes are included in the cash flow models of the Diavik Diamond Mine in Tables 4 and 5, and are presented solely to demonstrate the economic viability of the Diavik Diamond Mine operation, and are not a forecast of DDMI's, the Company's or HWDLP's tax position.

Table 4: Expected Life of Mine cash flow model

	Table 4: Cash Flow Model for Diavik Diamond Mine Joint Venture (100% Basis).

Item		TOTALS	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026

Waste Mined	M T	21.70	0.09	-	-	-	-	6.39	5.10	3.11	2.60	2.60	1.30	0.50	-	-	-

Ore Mined
A154S	M T	2.98	0.37	0.45	0.37	0.38	0.36	0.39	0.31	0.34	-	-	-	-	-	-	-
A154N	M T	10.17	0.45	0.70	0.73	0.74	0.74	0.84	0.87	0.82	1.33	1.34	1.07	0.55	-	-	-
A418	M T	8.17	1.35	0.65	0.70	0.68	0.70	0.58	0.62	0.65	0.48	0.46	0.43	0.88	-	-	-
A21	M T	3.51	-	-	-	-	-	0.40	0.40	0.39	0.40	0.40	0.70	0.83	-	-	-
Total Ore		24.83	2.17	1.80	1.80	1.80	1.81	2.20	2.20	2.20	2.20	2.20	2.20	2.25	-	-	-

Ore Grade
A154S	Cts / T	3.68	3.98	4.00	3.64	3.51	3.37	3.36	3.99	3.58	-	-	-	-	-	-	-
A154N	Cts / T	2.24	2.02	1.97	2.02	1.98	1.92	2.26	2.39	2.37	2.45	2.41	2.39	2.21	-	-	-
A418	Cts / T	3.67	3.63	3.63	3.57	3.79	4.11	3.86	3.79	3.61	3.52	3.48	3.47	3.47	-	-	-
A21	Cts / T	2.76	-	-	-	-	-	2.93	3.29	3.35	2.66	2.53	2.64	2.41	-	-	-

Processing
Mined Ore Tonnes Processed	M T	24.83	2.17	1.80	1.80	1.80	1.81	2.20	2.20	2.20	2.20	2.20	2.20	2.25	-	-	-
Carats Recovered from Mined Ore	M cts	73.44	7.28	5.54	5.33	5.39	5.53	6.59	6.99	6.81	5.99	5.85	5.90	6.25	-	-	-
Additional SDP Carats	M cts	2.92	0.09	0.32	0.31	0.31	0.32	0.29	0.30	0.30	0.29	0.28	0.09	-	-	-	-
Additional RPR Carats	M cts	1.69	0.85	0.58	0.26	-	-	-	-	-	-	-	-	-	-	-	-
Total Carats Recovered	M cts	78.05	8.22	6.45	5.89	5.70	5.85	6.88	7.28	7.11	6.29	6.13	5.99	6.25	-	-	-

Revenue
Average Price[1]	US$ / ct		128.03	144.91	151.64	158.32	158.65	174.33	178.63	180.78	202.02	207.07	210.10	186.86	-	-	-
Exchange Rate[2]	US$ / C$		1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Cash Inflow	C$ M	13,464	1,053	935	893	902	928	1,200	1,301	1,285	1,270	1,269	1,259	1,169	-	-	-

Costs
Development Capital	C$ M	584	50	60	148	154	131	42	-	-	-	-	-	-	-	-	-
Sustaining Capital	C$ M	371	145	41	35	29	20	33	13	16	17	17	5	-	-	-	-
Total Operating Costs	C$ M	5,089	433	430	423	422	417	484	474	457	435	434	347	333	-	-	-
Reclamation Costs	C$ M	149	-	3	1	1	8	8	2	-	-	-	-	47	64	6	8
Marketing Costs[3]	C$ M	360	30	30	30	30	30	30	30	30	30	30	30	30	-	-	-
Private Royalties (2% of Revenue)	C$ M	269	21	19	18	18	19	24	26	26	25	25	25	23	-	-	-
Increase (decrease) in Working Capital	C$ M	(79)	11	4	3	0	0	10	9	(3)	(5)	1	(20)	(10)	(88)	10	(0)
Cash Outflow		6,743	690	586	657	654	624	631	554	525	503	508	388	424	(23)	16	8

Net Cash Flow before Taxes		6,721	363	349	236	248	304	568	747	761	768	762	871	744	23	(16)	(8)

Tax[4]
Territorial Taxation (13% of pre tax FCF)	C$ M	874	49	46	31	32	40	75	98	98	99	99	111	96	-	-	-
Federal Taxation (26.5% of post royalty FCF)	C$ M	1,549	86	81	55	57	70	133	174	175	176	176	196	169	-	-	-

Cash Flow
Revenue less Costs	C$ M	4,298	228	222	150	159	194	360	474	488	493	487	565	480	23	(16)	(8)

Net Present Value at 7% discount rate	C$ M	2,605

(1)	Value by pipe weighted by production from each pipe. 2% real compound annual growth applied over time in the model beginning in 2013.
(2)	Assumes a constant parity rate through life of mine.
(3)	Marketing costs based on the Company's current rough diamond sorting and sales costs for 40% of the production, grossed up to 100%.
(4)	Tax calcuation illustrative.

Table 5: Reserves only cash flow model

	Table 5: Cash Flow Model for Diavik Diamond Mine Joint Venture (100% Basis). RESERVES ONLY

Item		TOTALS	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026

Waste Mined	M T	0.09	0.09	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Ore Mined
A154S	M T	2.94	0.37	0.45	0.37	0.38	0.36	0.39	0.30	0.31	-	-	-	-	-	-	-
A154N	M T	7.98	0.45	0.70	0.73	0.74	0.74	0.84	0.87	0.85	0.90	0.81	0.37	-	-	-	-
A418	M T	7.88	1.35	0.65	0.70	0.69	0.70	0.58	0.62	0.65	0.48	0.46	0.99	-	-	-	-
A21	M T	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Ore		18.80	2.17	1.80	1.80	1.81	1.81	1.80	1.79	1.81	1.37	1.27	1.36	-	-	-	-

Ore Grade
A154S	Cts / T	3.70	3.98	4.00	3.64	3.51	3.37	3.36	4.03	3.76	-	-	-	-	-	-	-
A154N	Cts / T	2.21	2.02	1.97	2.02	1.98	1.92	2.28	2.33	2.39	2.44	2.40	2.51	-	-	-	-
A418	Cts / T	3.69	3.63	3.63	3.55	3.73	4.09	4.13	4.06	3.88	3.79	3.75	2.88	-	-	-	-
A21	Cts / T	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Processing
Mined Ore Tonnes Processed	M T	18.80	2.17	1.80	1.80	1.81	1.81	1.80	1.79	1.81	1.37	1.27	1.36	-	-	-	-
Carats Recovered from Mined Ore	M cts	57.58	7.28	5.54	5.33	5.39	5.53	5.60	5.77	5.72	3.99	3.66	3.78	-	-	-	-
Additional SDP Carats	M cts	2.92	0.09	0.32	0.31	0.31	0.32	0.29	0.30	0.30	0.29	0.28	0.09	-	-	-	-
Additional RPR Carats	M cts	1.69	0.85	0.58	0.26	-	-	-	-	-	-	-	-	-	-	-	-
Total Carats Recovered	M cts	62.19	8.22	6.45	5.89	5.70	5.85	5.89	6.06	6.02	4.28	3.94	3.87	-	-	-	-

Revenue
Average Price[1]	US$ / ct		128.03	144.91	151.64	158.32	158.65	171.77	175.11	178.36	189.68	190.87	167.38	-	-	-	-
Exchange Rate[2]	US$ / C$		1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Cash Inflow	C$ M	10,072	1,053	935	893	902	928	1,012	1,062	1,074	813	753	648	-	-	-	-

Costs
Development Capital	C$ M	71	49	16	4	2	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital	C$ M	334	145	41	35	29	20	16	10	16	8	9	6	-	-	-	-
Total Operating Costs	C$ M	4,265	429	430	423	422	417	416	416	417	305	293	298	-	-	-	-
Reclamation Costs	C$ M	163	-	-	-	-	-	-	-	-	-	-	61	73	20	8	-
Marketing Costs[3]	C$ M	330	30	30	30	30	30	30	30	30	30	30	30	-	-	-	-
Private Royalties (2% of Revenue)	C$ M	201	21	19	18	18	19	20	21	21	16	15	13	-	-	-	-
Increase (decrease) in Working Capital	C$ M	(79)	11	4	3	0	0	3	2	0	(27)	(2)	(7)	(78)	9	2	1
Cash Outflow		5,285	686	539	512	501	485	485	479	485	333	344	401	(5)	29	10	1

Net Cash Flow before Taxes		4,786	367	396	382	402	442	526	583	590	480	408	247	5	(29)	(10)	(1)

Tax[4]
Territorial Taxation (13% of pre tax FCF)	C$ M	625	49	52	50	52	58	69	76	77	59	53	31	-	-	-	-
Federal Taxation (26.5% of post royalty FCF)	C$ M	1,109	87	92	89	93	102	122	135	136	104	94	55	-	-	-	-

Cash Flow
Revenue less Costs	C$ M	3,053	231	252	243	257	283	336	372	377	316	262	161	5	(29)	(10)	(1)

Net Present Value at 7% discount rate	C$ M	2,073

(1)	Value by pipe weighted by production from each pipe. 2% real compound annual growth applied over time in the model beginning in 2013.
(2)	Assumes a constant parity rate through life of mine.
(3)	Marketing costs based on the Company's current rough diamond sorting and sales costs for 40% of the production, grossed up to 100%.
(4)	Tax calcuation illustrative.

As a further analysis, based on the expected life of mine cash flow model, the sensitivity of the Diavik Diamond Mine to changes in various parameters can be demonstrated. Net present value ("NPV") at a 7% real discount rate is used as the indicator to see the impact of varying the diamond prices, the grade, the capital costs, the operating costs and the Canadian/US dollar exchange rate. For the variables in the sensitivity analysis, a +/-10% change is applied. The impact on NPV (for the expected life of mine cash flow model) of this level of variance in selected variables is shown in Table 6.

Table 6: Sensitivity Analysis - Diavik Diamond Mine (100% Basis)

Parameter	Financial Sensitivity NPV ($Million)
	- 10% Change	Base Case	+ 10% Change
Price	2,060	2,605	3,150
Grade	2,136	2,605	3,074
Capital Costs	2,653	2,605	2,557
Operating Costs	2,814	2,605	2,396
US$/C$ FX Rate	2,122	2,605	3,088

MINING METHODS

Early planning of the underground mining at the Diavik Diamond Mine identified a number of possible mining methods. These mining methods were ranked and two were selected as superior: Underhand Cut and Fill ("UCF") and Blast Hole Stoping ("BHS"). The strength of the kimberlites vary and UCF is suited to weaker kimberlites whereas BHS is more applicable to kimberlites of greater strength. Both these methods planned to utilize cemented paste to fill the mined out areas.

The strength of the kimberlites vary considerably from pipe to pipe and also within each pipe. Of the mined pipes the A-154 North pipe has the highest strength followed by A-154 South and A-418. BHS opens up larger voids underground than UCF and for that reason requires higher strength than UCF. Although the early planning used a combination of methods, BHS was selected as the main method for A-154 North and A-154 South, and UCF the main method for A-418.

As the knowledge of the rock strength and behaviour increased it was realized that UCF and some BHS could be replaced with a lower cost mining method. Sub Level Retreat ("SLR") that does not require back fill is now being used in the A-154 South pipe.  Where BHS is still employed, lower cost Cemented Rock Fill ("CRF") rather than cemented paste fill is now used. Only minor modifications of the paste plant were required to enable CRF to be produced. It also allowed sections of the paste plant to be retired. In addition, the unused crushing capacity allows the preparation of the products for the A-21 dike berm without bringing additional crushing and screening equipment to site.

All the mining methods are mechanized utilizing highly productive large scale underground drills, loaders, trucks and service machines.  Presently BHS is employed in the A-154 North pipe and SLR is utilized in the A-154 South pipe. Underground mining in the A-418 pipe is in its infancy (the open pit is expected to finish in September 2012) and SLR will be employed. The cash flow models are based on the current best estimate of the mining method and timing when each method is introduced, and this may change in the future as DDMI are continually looking at improvements in mining methods and cost reduction in general.

Figure 1 below schematically shows the two mining methods.

http://files.newswire.ca/1101/HW_Figure_1.pdf

A-21

As the other pipes at the Diavik Diamond Mine, A-21 is located below the water of Lac de Gras. The pipe is smaller and has a lower grade than the other mined pipes although the Company estimates the quality of the diamonds to be similar to those from A-154 South, which was priced by the Company at an average of US $165 per carat as at December 2011. The value per tonne of A-21 ore would not be able to independently sustain the mine operation. However, if mined together with the other pipes it has a positive NPV.

The current plan is to mine the A-21 pipe with the open pit methods used for the other pipes. A dike would be constructed similar to the two other pits but smaller in size. After dewatering, the open pit mining operation would utilize similar equipment to that used in the other pits although smaller 100 tonne trucks would be employed to reduce ramp width and thus dike size.  Detailed plans are still being refined and optimized although no underground mining is being planned.

Assuming the step-wise joint venture approval of the A-21 project it is expected that construction would start in 2013 and the first ore would be produced early in 2017. The capital expenditure estimated at $514 million and the Company estimates that the project would deliver a NPV at a 7% discount rate of approximately $260 million (on a 100% basis). This value does not include $7.7 million due to synergies with the close down scenario since some of the stripped material from the A-21 pit would be utilized for rehabilitation. No decision has yet been made to develop the A-21 pipe.

MINE LIFE

It is currently expected that 2023 will be the final year of mining and processing as illustrated in Table 4.  This view is based on the current knowledge of the A-154 South, A-154 North, A-418 and A-21 kimberlite pipes.  These pipes do extend below the current inferred resource horizons although additional economic ore may be limited in volume and might not add longevity to the mine life.

Regional exploration efforts on present property holdings are ongoing. Several dozen kimberlites have been found and many of them are diamondiferous. Their consideration in future will involve additional factors such as proximity to the Diavik Diamond Mine site, accessing the island on which the Diavik facilities are located, and/or project economics if a stand-alone operation is necessary. None of the exploration activities have any impact whatsoever on the Diavik Diamond Mine mineral resources and mineral reserves at this time, and are not considered in this plan.

PDF available at: http://stream1.newswire.ca/media/2012/08/20/20120820_C4887_DOC_EN_16632.pdf

SOURCE: Harry Winston Diamond Corporation

%CIK: 0000841071

For further information:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@harrywinston.com

Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934 or lkiernan@harrywinston.com

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 08:00e 20-AUG-12